Exhibit 12.1
GOODRICH PETROLEUM CORPORATION
RATIO OF EARNINGS TO FIXED CHARGES
(In Thousands, Except Ratios)

	Three Months
	Ended
	March 31,	Year Ended December 31,
	2008	2007	2006	2005	2004	2003
Earnings:
Income (loss) from continuing operations before income taxes	$(24,667)	$(53,468)	$14,419	$(37,554)	$(3,606)	$(7,768)
Plus: fixed charges	3,783	11,870	7,845	2,359	1,110	1,051

Earnings available for fixed charges	$(20,884)	$(41,598)	$22,264	$(35,195)	$(2,496)	$(6,717)

Fixed Charges:
Interest expense	$3,783	$11,870	$7,845	$2,359	$1,110	$1,051

Total fixed charges	$3,783	$11,870	$7,845	$2,359	$1,110	$1,051

Ratio of Earnings to Fixed Charges	(a )	(b )	2.84	(c )	(d )	(e )

(a)	Earnings for the three months ended March 31, 2008 were inadequate to cover fixed charges. The coverage deficiency was $24,667 thousand.

(b)	Earnings for the year ended December 31, 2007 were inadequate to cover fixed charges. The coverage deficiency was $53,468 thousand.

(c)	Earnings for the year ended December 31, 2005 were inadequate to cover fixed charges. The coverage deficiency was $37,554 thousand.

(d)	Earnings for the year ended December 31, 2004 were inadequate to cover fixed charges. The coverage deficiency was $3,606 thousand.

(e)	Earnings for the year ended December 31, 2003 were inadequate to cover fixed charges. The coverage deficiency was $7,768 thousand.